FILED BY CHICAGO MERCANTILE EXCHANGE INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: CHICAGO MERCANTILE EXCHANGE INC.
COMMISSION FILE NO. 000-32645


The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.


The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Chicago Mercantile Exchange Inc. with the U.S. Securities and Exchange Commission, including Chicago Mercantile Exchange Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.


                   *        *        *        *        *

The following communication was distributed to the shareholders of Chicago Mercantile Exchange Inc. on October 12, 2001.






                             [GRAPHIC OMITTED]

                      CHICAGO MERCANTILE EXCHANGE INC.









                 OUTLINE OF CERTAIN EFFECTS OF THE PROPOSED
                     HOLDING COMPANY RESTRUCTURING ON
                    MEMBERSHIP POLICIES AND PROCEDURES




                              October 12, 2001











CME CORPORATE MERGER Q&A
PAGE 1



On Wednesday, November 7, 2001, shareholders of Chicago Mercantile Exchange Inc. ("CME") will have an opportunity to vote on two proposals relating to the formation of a holding company structure for CME. The holding company structure will be formed through a merger of CME and CME Merger Subsidiary Inc., a wholly owned subsidiary of a newly formed holding company, Chicago Mercantile Exchange Holdings Inc. ("CME Holdings") In the merger, shareholders will exchange their Class A shares and Class B shares of CME for Class A shares and Class B shares of CME Holdings. After the merger, CME will be a wholly owned subsidiary of CME Holdings. Details of the proposals have been provided in the proxy statement/prospectus first mailed to shareholders on October 3, 2001. You may obtain additional copies of the proxy statement/prospectus at no cost by writing or telephoning Shareholder Relations and Membership Services, Chicago Mercantile Exchange Inc., 30 South Wacker Drive, Chicago, Illinois 60606, Attention: Ms. Ann M. Cresce, Corporate Secretary and Director, (312) 930-3488. You may also obtain a free copy at the Securities and Exchange Commission's Web Site at www.sec.gov.

This document is designed to address some of the technical questions regarding the application of the Exchange Rules to members if the merger is completed. This document is not a substitute for the detailed discussion of the proposed transactions that appears in CME's proxy statement/prospectus, dated October 1, 2001, and we encourage you to read the proxy statement/prospectus carefully.

A Corporate Merger Hotline has been established to respond to your inquiries. The Hotline, at (312) 930-4511 or toll free at 1-866-930-4511, is staffed from 7:30 a.m. to 4:30 p.m., Monday through Friday.

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| We have filed a Registration Statement on Form S-4, including a proxy       |
| statement and prospectus, regarding the holding company transactions with   |
| the SEC. Shareholders are urged to read the Registration Statement on Form  |
| S-4, including the proxy statement and prospectus, regarding the holding    |
| company transactions, as well as other documents which Chicago Mercantile   |
| Exchange Inc. or Chicago Mercantile Exchange Holdings Inc. has filed or     |
| will file with the SEC, because they contain or will contain important      |
| information for making an informed investment decision. Shareholders may    |
| obtain a free copy of the documents we file at the SEC's Web site at        |
| www.sec.gov. This communication shall not constitute an offer to sell or    |
| the solicitation of an offer to buy, nor shall there be any sale of         |
| securities in any state in which offer, solicitation or sale would be       |
| unlawful prior to registration or qualification under the securities laws   |
| of any such state. No offering of securities shall be made except by means  |
| of a prospectus meeting the requirements of Section 10 of the Securities    |
| Act of 1933, as amended.                                                    |
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MEMBERSHIP INTERESTS IN CME
---------------------------

1. FOLLOWING THE MERGER, WILL THE REQUIREMENTS FOR MEMBERSHIP IN THE EXCHANGE BE DIFFERENT?

     No. CME's current membership and eligibility requirements for exercising trading privileges will remain the same. The trading privileges associated with membership interests will also remain the same. These privileges include the right to access the trading floors and to be qualified as either a floor broker/floor trader.



CME CORPORATE MERGER Q&A
PAGE 2


2. FOLLOWING THE MERGER, WILL THE MEMBERSHIP APPLICATION PROCEDURES REMAIN THE SAME?

     Yes, the membership application procedures through the Shareholder Relations and Membership Services Department will remain the same. Paperwork will be revised to reflect the appropriate membership interest instead of Class B shares.

3.   WILL THE PURCHASE OR SALE OF CLASS B SHARES AND MEMBERSHIP INTERESTS
     CHANGE?

     Procedurally, no. Purchases and sales of membership interests in the four divisions of the Exchange will be conducted through an auction market process in the Shareholder Relations and Membership Services Department, just as they always have been. The only difference is that a purchase and sale of the membership interest must include the transfer of the associated Class B share in CME Holdings. However, future market participants are reminded that the current Class B shares of CME contain "embedded" Class A share equivalents. Following the merger, Class A share equivalents will no longer be a component of the CME Holdings Class B share.

     The Shareholder Relations and Membership Services Department will also continue to facilitate the purchase and sale of membership interests and Class B common stock of CME Holdings bundled with Class A common stock.

4.   WILL THE MERGER AFFECT MY LEASE IF I AM A LESSOR OR LESSEE?

     No. The merger will not affect the right of an owner of a membership interest to lease the trading rights associated with that interest.

     In addition, the merger will not impact or render unenforceable valid lease agreements existing on the date of the merger. After the merger, such agreements will be interpreted as pertaining strictly to the membership interests (or trading rights) at CME, and they will continue to be enforceable through the Exchange's arbitration forum. Notwithstanding such enforceability, lessors are advised to revise their standard lease agreements to make reference to the applicable membership interest, rather than the current Class B share of CME.

     Additionally, the paperwork and processes involved in transferring and reinstating the membership interests, and associated trading privileges, will remain the same.

5. WILL THE REINSTATEMENT OF TRANSFER RESTRICTIONS ON ALL CLASS A SHARES AFFECT MY LEASE (AS LESSOR OR LESSEE)?

     No. Only the trading rights associated with the membership interests are leased. The equity rights in CME
     Holdings will remain with the owner of the Class B share.

6. IF I AM A LESSOR AND A PARTY TO AN INDEMNIFICATION AGREEMENT WITH A CLEARING MEMBER FIRM THAT QUALIFIES THE LESSEE OF MY MEMBERSHIP INTEREST, WHAT WILL BE THE IMPACT OF THE MERGER ON THE INDEMNITY?

     The merger will not impact or render unenforceable valid indemnification agreements existing on the date of the merger. After the merger, such indemnification agreements will be interpreted as pertaining strictly to the membership interest or trading rights, and they will



CME CORPORATE MERGER Q&A
PAGE 3

     continue to be enforceable through the Exchange's arbitration forum. Notwithstanding such enforceability, lessors are advised to revise their guarantee or indemnification agreements to make reference to the applicable membership interest, rather than the current Class B share.

     Please note that Class A and Class B shares of CME Holdings owned by a lessor are not a part of the lease transaction. The merger will result in the creation of a membership interest in CME that will be maintained at CME and will not be part of or evidenced by the Class B shares of CME Holdings. As a result, after the merger, a lessor will simply lease out their membership interest.

7. AFTER THE MERGER, WILL A FAMILY TRANSFER OF A MEMBERSHIP INTEREST BE PERMITTED UNDER RULE 106.C--FAMILY
     TRANSFERS?

     Yes, family transfers will be permitted after the merger.

8. WILL CLEARING MEMBER FIRMS BE ALLOWED TO TRANSFER TRADING PRIVILEGES TO AN EMPLOYEE UNDER RULE 106.F--EMPLOYEE TRANSFERS?

     Yes, a clearing member may allow an employee to exercise its trading privileges provided that the employee meets the Exchange's membership and eligibility requirements.

9. WILL TRANSFERS OF MEMBERSHIP INTERESTS BE PERMITTED TO WHOLLY OWNED ENTITIES UNDER RULE 106.G--TRANSFERS BY WHOLLY OWNED ENTITIES? IF SO, WILL THERE BE ANY CHANGES?

     Yes, they will, and no, there will be no changes. Please note that an entity can own membership interests, directly. The Class B share must be owned by the same entity that owns the membership interest.

10. WILL A NON-MEMBER FIRM BE PERMITTED TO TRANSFER ITS TRADING PRIVILEGES TO AN EMPLOYEE UNDER 106.H--NON-MEMBER FIRMS EMPLOYEE TRANSFERS? IF SO, WILL THERE BE ANY CHANGES?

     Yes, such a transfer will be permitted. There will be no changes. The hedge trading requirements of Rule 106.H will continue to apply. The employee will need to meet the Exchange's membership and eligibility requirements in order to exercise the trading privileges.

11. WILL A RELATED PARTY EMPLOYEE TRANSFER CONTINUE TO BE PERMITTED UNDER RULE 106.I--RELATED PARTY EMPLOYEE TRANSFERS?

     Yes, such transfers will continue to be permitted. An employee of the 106.I firm may exercise the trading privileges provided that the employee meets the Exchange's membership and eligibility requirements.



CME CORPORATE MERGER Q&A
PAGE 4


12. MAY MEMBERSHIP INTERESTS BE TRANSFERRED TO A TRUST UNDER RULE 106.K--TRANSFER TO A TRUST? IF SO, WILL THERE BE ANY CHANGES?

     Yes, they may be transferred to a trust. Keep in mind that a Class B share of CME Holdings must be transferred with the membership interest. There will be no other changes, except that Class A shares may be transferred to a trust without regard to the restrictions of Rule 106.K if the transfer is permitted under the post-merger transfer restrictions applicable to the Class A shares.

13.  WILL THE TRUST BE ABLE TO SELL THE CLASS A SHARES?

     Yes, subject to the post-merger transfer restrictions applicable to the Class A shares.

14.  CAN THE TRUST LEASE OUT THE TRADING PRIVILEGES THAT IT HOLDS?

     Yes, provided the provisions of Rule 106.D are met.

15. WILL TRANSFERS OF MEMBERSHIP INTERESTS INTO JOINT TENANCY WITH RIGHTS OF SURVIVORSHIP BE PERMITTED AS PRESENTLY ALLOWED UNDER RULE
     106.M--TRANSFER TO JOINT TENANTS WITH RIGHT SURVIVORSHIP?

     Yes, such transfers will continue to be permitted. There are no restrictions on the owner(s) of membership interests; however, the exercise of the related trading privileges requires compliance with the Exchange's membership and eligibility requirements. As always, the associated Class B share of CME Holdings must be transferred with the membership interest.

16.  WILL TRANSFERS OF MEMBERSHIP INTERESTS INTO A FAMILY LIMITED
     PARTNERSHIP BE PERMITTED AS PRESENTLY ALLOWED UNDER RULE
     106.P--TRANSFER TO A FAMILY LIMITED PARTNERSHIP? IF SO, WILL THERE BE ANY CHANGES?

     Yes, such transfers will continue to be permitted. There will be no other changes, except that Class A shares of CME Holdings may be transferred to a family limited partnership without regard to the restrictions of Rule 106.P, if the transfer is permitted under the post-merger transfer restrictions applicable to the Class A shares.

17. WILL THE MERGER AFFECT THE CATEGORIES OF MEMBERSHIP TRADING PRIVILEGES THAT ARE CURRENTLY AVAILABLE?

     No. There will still be four categories of membership:
     CME, IMM, IOM and GEM.

18.  WILL THE MERGER AFFECT ELECTRONIC TRADING RIGHTS?

     A holder of a membership interest will continue to have the right to trade electronically through the GLOBEX(R) 2 trading system. When accessing GLOBEX2 terminals from the trading floors, this right is restricted to trading only contracts assigned to the division of CME that corresponds with the membership interest being held by the GLOBEX2 user.

19.  WHAT WILL BE THE AFFECT OF THE MERGER ON THE CLEARING FEE STRUCTURE?

     There will be no change to the clearing fee structure as a result of the merger.



CME CORPORATE MERGER Q&A
PAGE 5


20. WITH RESPECT TO MEMBERSHIP INTERESTS, AND ASSOCIATED CLASS B SHARES OF CME HOLDINGS, PURCHASED AFTER THE MERGER, WHAT ARE THE DIFFERENT WAYS IN WHICH JOINT OWNERSHIP ARRANGEMENTS CAN BE REFLECTED ON THE BOOKS AND RECORDS OF THE EXCHANGE AND ITS TRANSFER AGENT? FOR EXAMPLE, CAN TWO OR MORE SHAREHOLDERS BE REFLECTED AS THE JOINT OWNERS OF THE MEMBERSHIP INTEREST?

     Under the rules of the Securities Transfer Association, the registration of securities can be held in the following ways: individual owners; multiple owners, such as, tenants in common, tenants by the entireties, joint tenants with right of survivorship; corporations; partnerships; custodian for a minor; as fiduciary administrator, conservator, custodian, executor, guardian, receiver, trustee); life tenants; agents; pension and profit-sharing plans; and trusts.

21. WITH RESPECT TO MEMBERSHIP INTERESTS AND ASSOCIATED CLASS B SHARES OF CME HOLDINGS, OWNED BY MULTIPLE INDIVIDUALS, LEGAL ENTITIES, OR AS OTHERWISE DESCRIBED IN QUESTION 20, WHO WILL THE EXCHANGE OR ITS TRANSFER AGENT RECOGNIZE AS HAVING THE AUTHORITY TO SELL, LEASE, PLEDGE OR OTHERWISE DISPOSE OF OR ENCUMBER THE MEMBERSHIP INTEREST AND ASSOCIATED CLASS B SHARE?

     In the event that multiple individuals own a membership interest, such individuals will be required to provide the CME Shareholder Relations and Membership Services Department, in a form prescribed by the Exchange, the name(s) of the owner(s) that have authority to sell, lease, pledge or otherwise dispose of or encumber the membership interest. Further, in the event that legal entities own a membership interest, such entities will have to provide the CME Shareholder Relations and Membership Services Department with appropriate corporate, partnership or legal documentation indicating who has authority to sell, lease, pledge or otherwise dispose of or encumber the membership interest and associated Class B share.


LIENS AND CONTROL AGREEMENTS
----------------------------

22.  WILL THE MERGER AFFECT A CONTROL AGREEMENT THAT IS CURRENTLY IN PLACE?

     No. The merger will not affect a control agreement that is currently in place. Control agreements are used by individuals to relinquish their ability to sell their Class B shares in favor of 1) an entity or member that financed the purchase of the Class B share in order to secure any outstanding debt connected to that financing, or 2) a clearing member to whom the shareholder is indebted by reason of futures transaction in order to secure that debt. Control Agreements will continue to be enforceable subject to revision by agreement of all parties.

23.  WILL THE MERGER AFFECT RULE 110 CLAIMS?

     Prior to the merger, Rule 110 claims were only filed against a Class B share because the Class B share also included the trading privileges (i.e., membership interest) of a member. After the merger, a Rule 110 claim may be filed against a member's membership interest and Class B share of CME Holdings. Rule 110 claims may not be made against Class A shares of CME Holdings after the merger and could not be made against Class A shares of CME prior to the merger.



CME CORPORATE MERGER Q&A
PAGE 6


CLEARING MEMBER SHARE OWNERSHIP & ASSIGNMENT REQUIREMENTS
---------------------------------------------------------

24. WILL THE NUMBER OF SHARES REQUIRED TO BE ASSIGNED BY CLEARING FIRMS TO MEET COLLATERAL REQUIREMENTS CHANGE DUE TO THE MERGER?

     While the requisite number of membership interests (and associated Class B shares of CME Holdings) will remain the same (at least two CME, IMM, and IOM memberships, and one GEM membership), the amount of associated Class A shares of CME Holdings required to be assigned for clearing purposes will increase from 64,800 to at least 72,093. The increase in the amount of Class A shares is due to the fact that the Class A share equivalents that were embedded in the Class B shares of CME prior to the merger will not be embedded in the Class B shares of CME Holdings after the merger. The Class A share equivalents will be issued to holders of Class B shares in the merger in the form of Class A shares of CME Holdings.

25. WILL THE PROCESS WHEREBY AN INDIVIDUAL MAY ASSIGN HIS SHARES TO A CLEARING MEMBER FIRM CHANGE AFTER THE MERGER?

     No. The process will remain the same regarding the required Exchange approved paperwork. The change in this process involves the amount of Class A shares involved in the assignment. These totals will increase as a result of the additional shares available following the separation of the embedded "Class A equivalents" from the Class B shares that will take place in the merger.

26. IF I HAVE ASSIGNED MY CLASS A AND CLASS B SHARES OF CME TO A CLEARING MEMBER FIRM, IS THE ASSIGNMENT VALID AFTER THE MERGER?

     Yes, an assignment made prior to the merger is still valid after the merger. Immediately after the merger, a shareholder who had assigned his Class A shares of CME and the corresponding Class B share of CME to a clearing member will be deemed to have assigned to that firm his Class A and Class B shares of CME Holdings, and the associated membership interest.

27. REGARDING FIRM VOTING RIGHTS, WILL FIRMS STILL HAVE THE OPTION TO ASSIGN ALL VOTING RIGHTS TO ONE DESIGNATED OFFICER FOR THE FIRM, OR MUST PROXY VOTES COME FROM EACH INDIVIDUAL SHAREHOLDER?

     A designated officer of the firm can exercise voting rights. The votes will be attached to the shares of CME Holdings held, not to the membership interest. Therefore, the owner of the Class B share will have the voting rights. The firm can consolidate the voting rights in a duly appointed officer.



CME CORPORATE MERGER Q&A
PAGE 7


28.  WILL THE REQUIREMENTS FOR BROKER ASSOCIATIONS REMAIN THE SAME?

     We do not intend to change any of the broker association requirements as a result of the merger.

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| We have filed a Registration Statement on Form S-4, including a proxy       |
| statement and prospectus, regarding the holding company transactions with   |
| the SEC. Shareholders are urged to read the Registration Statement on Form  |
| S-4, including the proxy statement and prospectus, regarding the holding    |
| company transactions, as well as other documents which Chicago Mercantile   |
| Exchange Inc. or Chicago Mercantile Exchange Holdings Inc. has filed or     |
| will file with the SEC, because they contain or will contain important      |
| information for making an informed investment decision. Shareholders may    |
| obtain a free copy of the documents we file at the SEC's Web site at        |
| www.sec.gov. This communication shall not constitute an offer to sell or    |
| the solicitation of an offer to buy, nor shall there be any sale of         |
| securities in any state in which offer, solicitation or sale would be       |
| unlawful prior to registration or qualification under the securities laws   |
| of any such state. No offering of securities shall be made except by means  |
| of a prospectus meeting the requirements of Section 10 of the Securities    |
| Act of 1933, as amended.                                                    |
|                                                                             |
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